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77C):  Submission of matters to a vote of securityholders
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         1) (a) The Special Meeting of Shareholders of the Goldman Sachs
European Equity Fund was held on dateYear2006Day25Month8August 25, 2006.

                  (b) Not applicable.

                  (c) Approval of Plan of Reorganization contemplating the transfer of the assets and liabilities of the European Equity Fund to the International Equity Fund in exchange for shares of the International Equity Fund.

               For the Resolution           Against the Resolution   Abstain

                  1,596,910.574              0                       12,623.977

                  (d) Not applicable.

         2) Pursuant to a Consent of Sole Shareholder of each class of shares of the Goldman Sachs BRIC Fund (the "New Fund") dated June 30, 2006, Goldman, Sachs & Co., as sole shareholder, approved the following matters: i)the Management Agreement between the Goldman Sachs Trust and Goldman Sachs Asset Management, L.P., as amended and together with each related Assumption Agreement between Goldman Sachs & Co. and Goldman Sachs Asset Management, L.P., with respect to the New Fund; ii)the Distribution and Service Plans with respect to the Class A and Class C Shares of the New Fund of the Trust and all agreements related thereto (if any); and iii) the selection of PricewaterhouseCoopers LLP to act as the independent registered public accounting firm.